October 22, 2007
VIA EDGAR
Mr. Robert Babula
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C. 20549-0404
USA
               Re: Comment Letter of October 12, 2007 (File No. 1-14970)
Dear Mr. Babula:
                We refer to the comment letter, dated October 12, 2007 (the “Second Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), which contains a single follow-up comment with regard to our September 28, 2007 response letter (the “First Response”) to the Staff’s comment letter of August 30, 2007 (the “First Comment Letter”) concerning the Annual Report on Form 20-F for the fiscal year ending December 31, 2006 (the “2006 Form 20-F”) of Enel S.p.A. (“Enel” or “the Company”).
                This letter sets forth Enel’s response to the Staff’s comment in the Second Comment Letter. In accordance with the Staff’s request, we are submitting this letter through EDGAR as confidential correspondence.
                For ease of reference, we have repeated the Staff’s comments in italicized text preceding our response.
1.	We note your response to prior comment 2 in our letter dated August 30, 2007. If KMPG conducted their audit of subsequent events disclosed in Note 25 prior to the issuance of their auditor’s report dated June 28, 2007 as stated in your response, then advise us of the specific guidance relied on to present this information as unaudited or amend your filing to remove the “unaudited” label. We generally would expect to see subsequent events labeled unaudited only where the events, which require only disclosure in the financial statements, occur after the completion of the fieldwork and the date of the audit report.

Enel Response:

Enel comply with the Staff’s comment by filing an amendment to the 2006 Form 20-F to remove the “unaudited” label from Note 25. As anticipated to you telephonically by our U.S. securities law counsel, Michael J. Volkovitsch of Cleary Gotllieb, we would propose that the entire text of such amendment consist of a cover page, signature page, and the following explanatory note:
“This Amendment no. 1 to our Annual Report on Form 20-F as filed on June 29, 2007 is being filed solely to remove the single word “(unaudited)” from the title of Note 25 of the Consolidated Financial Statements included therin, as appearing on page F-102.”
We respectfully inform the Staff supplementally that we will wait to file such amendment until we receive confirmation that such text will be acceptable to the Staff.
* * * * *
     In accordance with the Staff’s request, Enel acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
     We hope that our response adequately addresses the Staff’s comment and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that our response set forth in this letter is incomplete or unsatisfactory or if the Staff has any further comments on the proposed text of the amendment or other aspects of our filings.
     If you have questions on this letter or need further assistance, please do not hesitate to call me at +39-06-830-581-81 or our U.S. securities law counsel Michael J. Volkovitsch of Cleary Gottlieb at +39-02-726-082-10.
     Sincerely
     Andrea Angelino
(Head of Accounting)

cc:	Dott. Fulvio Conti, Enel S.p.A. Dott. Claudio Machetti, Enel S.p.A. Dott. Luigi Ferraris, Enel S.p.A. KPMG S.p.A. Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP

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